Mail Stop 4561

August 21, 2007

William W. Smith, Jr.
Chairman of the Board, President
    and Chief Executive Officer
Smith Micro Software, Inc.
51 Columbia, Suite 200
Aliso Viego, California 92656
(949) 362-5800

> **Re: Smith Micro Software, Inc. (File No. 000-26536)**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Form 8-K filed August 1, 2007**

Dear Mr. Smith,

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Cash Flows, page F-7

1.   We note that the tax benefit related to the exercise of stock options in 2006 is included in net cash provided by operating activities rather than net cash provided by financing activities. Tell us how you considered paragraph 68 of SFAS 123(R) in this presentation. Your footnote on page F-12 describing your adoption of SFAS 123(R) on January 1, 2006 should also indicate the impact of applying this paragraph of SFAS 123(R) that amends SFAS 95.

Notes to Consolidated Financial Statements

Note 7. Income Taxes, page F-26

2.   You indicate that you reversed all of your valuation allowance related to deferred tax assets during the year ended December 31, 2006. Tell us why the release of the valuation allowance is also resulting in a debit to deferred tax expense. That is, explain why the release of the valuation allowance is included with the tax benefit related to exercise of stock options that has increased your income tax expense by $9,567 thousand during 2006, as disclosed in the table on page F-26. Also explain the entry to additional paid-in capital of the same amount recorded during 2006, as noted in your consolidated statements of stockholders' equity on page F-6. That is, the amount recorded in additional paid-in capital is substantially larger than the stock-based compensation expense recognized for the year. Indicate how your accounting considered paragraphs 62 and 63 of SFAS 123(R) and FSP SFAS123(R)-3.

3.   We note that you recognized an income tax benefit of $500 thousand during 2006 related to a purchase price adjustment for PhoTags. Explain the nature of this adjustment and cite the authoritative literature relied upon in your accounting. Tell us how you considered this adjustment in purchase accounting.

Note 14. Shares Subject to Rescission (Unaudited), page F-35

4.   Tell us why this footnote is labeled as unaudited.

Form 10-Q for the Quarter Ended June 30, 2007

Item 4. Controls and Procedures, page 26

5.   We note that your chief executive office and chief financial officer have determined that your "disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance" to meet the definition pursuant to Rule 13a-15(e) of the Exchange Act. This disclosure does not indicate whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm that your certifying officers concluded that your disclosure controls and procedures were effective based on the full definition per Rule 13a-15(e) of the Exchange Act as of June 30, 2007, March 31, 2007 and December 31, 2006. Also provide us with a representation that future reports will include your certifying officers' conclusions regarding effectiveness of your disclosure controls and procedures required by the definition set forth by the rules.

Form 8-K filed August 1, 2007

Exhibit 99.1

6.   We believe the pro-forma statements of operations columnar format appearing in Exhibit 99.1 of your Form 8-K filed August 1, 2007 may create the unwarranted impression to investors that the pro-forma statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting a separate reconciliation for only the individual non-GAAP measures discussed within the text of your earnings release (i.e., pro forma earnings per share and pro forma net income), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.

7.   Please ensure that future uses of non-GAAP financial measures are in compliance with the disclosure requirements of Item 10(e)(1)(i)(A) of Regulation S-K. In this respect, ensure that you include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measures when presenting non-GAAP financial measures. For example, we note your presentation of pro forma earnings per share and pro forma net income on page 1 of your press release without any discussion of the comparable GAAP results. In addition, when you use non-GAAP measures, ensure that you refer to them using a title other than "pro forma." Pro forma has a meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Item 10(e)(1)(ii)(E)of Regulation S-K.

                    *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief